Exhibit 99.2

AFVS and BBF International Sign Joint Venture with FAW-Hongta for Vehicle Production and Manufacturing

Tuesday November 28, 8:00 am ET

IRVINE, Calif.--(BUSINESS WIRE)--AFV Solutions, Inc. (OTCBB: AFVS - News), a diversified energy company, today announced the execution of a Joint Venture with BBF International Automobile Technology Company, Ltd. (BBF) a Chinese innovative technology company, and FAW-HONGTA Automobile Company, Ltd. (FAW-HONGTA) a car manufacturer in China and subsidiary of FAW Automobile Group, to form a Chinese company to cooperate on the potential development of a vehicle using ESPACE III technology. The ESPACE III's technology is based on a European chassis and is being sought by FAW-Hongta for their second and third generation MPV's.

AFVS and BBF will initially work towards importing certain documentation and tooling from France to China. Following importing the documentation and tooling, AFVS, BBF and FAW-HONGTA will jointly determine the viability of the ESPACE III project. If the project is deemed viable it is anticipated FAW-HONGTA will be the manufacturer of the vehicle. Manufacturing will take place on a 1100 acre facility with an annual production capacity of up to 60,000 vehicles. FAW-Hongta has the license to manufacture vehicles, full equipment for stamping, welding, painting, and assembly, as well as components, purchasing, sales and after sales network.

"We are extremely excited about the opportunity to assist in the development of a new vehicle with such esteemed Chinese companies," stated Richard Steele, AFVS's newly appointed Chief Executive Officer. Mr. Steele further said, "after a year of vigorously searching out opportunities throughout China, we are pleased to see our hard work and effort begin to payoff as we establish relationships with companies such as BBF and FAW-HONGTA."

About FAW-HONGTA

FAW-HONGTA is a joint venture company with FAW Group (the best known automobile brand in China) and China Hongta Group in Yunnan. The company began light-weight automobile production in China in 1997 with an annual output capacity of 150,000 vehicles. The company has a platform for both commercial and passenger vehicles. Their products encompass more than 600 models that include but aren't limited to light and heavy-weight trucks, mini cars, MPV's (multi passenger vehicles), and SUV's. In addition to distributing their vehicles nationwide, FAW-Hongta has also been exporting to more than 10 other nations throughout Asia.

About AFV Solutions, Inc.

AFVS is a diversified energy company dedicated to seeking alternatives to petroleum as a fuel for transportation. It offers options to seeking alternatives to gasoline users through propane and compressed natural gas conversions. Utilizing advanced technologies, AFVS provides immediate results in terms of fuel economy, a cleaner environment and cost savings. AFVS researchers also are exploring ways to obtain a higher ethanol yield than is currently possible, working to create on-board hydrogen generation for vehicle applications. AFVS intends to display pictures and updates on its corporate website, www.afvsolutions.com.

Forward-Looking Statements

The statements in this press release regarding any statements which are not historical facts, are forward-looking statements. Such statements involve risks and uncertainties, including, but not limited to costs and difficulties related to satisfying the terms of the letter of intent, importing the documentation and tooling from France, establishing the joint venture company, any benefit to AFVS of the execution of the letter of intent or relationship with BBF and/or FAW-HONGTA, the viability of the alternative fuel industry, ability of AFV to successfully compete in the alternative fuel industry, access to corporate financing, costs, delays and any other difficulties related to AFVS's business plan, risks and effects of legal and administrative proceedings and governmental regulation, future financial and operational results, competition, general economic conditions and the ability to manage and continue growth. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual outcomes may vary materially from those indicated.

Important factors that could cause actual results to differ materially from the forward-looking statements AFVS makes in this news release include market conditions and those set forth in reports or documents it files from time to time with the U.S. Securities and Exchange Commission. AFVS undertakes no obligation to revise or update such statements to reflect current events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Contact:

5W Public Relations

Mark Cohen, 212-999-5585

or

AFV Solutions

Brenda Henrichsen, 949-748-6600